САМАРАЭНЕРГО

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ "САМАРАЭНЕРГО"

ул. Ленинградская, д. 27, г. Самара, 443099
Телетайп 214512 VATT; Тел. (846) 279-66-00;
Факс (846) 279-63-03; info@samaraenergo.ru
www.samaraenergo.ru
ИНН 6315222985, КПП 997450001

от 14.04.08 № 104/2759

на № ____________ от ______________

[redacted]

08001993

12g3-2(b)
File#82-4708

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

RECEIVED
2008 APR 18 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Exemption No.: 82-4708

AO Samarenergo

SUPPL

Dear Sirs,
In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Notification on Annual General Meeting of Shareholders of Samaraenergo JSC on the results of 2007.

Sincerely,

Managing Director M.V. Soyfer

PROCESSED
APR 22 2008
THOMSON FINANCIAL

4/21

Exec. Spitsyna O.A.
+7(846) 279-69-40

Notification on Annual General Meeting of Shareholders of Samaraenergo JSC

Samaraenergo JSC informs about the Annual General Meeting of Shareholders with the following agenda:

1) ***About the Annual Report, Annual Accounts including the Company's Income and Expenditure Statement approving as well as about Company's Income (including dividends payment) and Expenditure Distribution according to results of 2007 financial year;***
2) ***About the election of Members to the Board of Directors;***
3) ***About the Company's Auditing Committee Members election;***
4) ***About approving the Company Auditor.***

Date of the Annual General Meeting of Shareholders of Samaraenergo JSC:
April 28, 2008.
Time of the Meeting: **11:00 a.m.**
Time of the Registration: **10:00 a.m.**
Venue: **Leningradskaya st. 27, Samara.**

Post addresses the voting bulletins might be sent to:

- 443100, Mayakovsky st. 15, Samara – Executive Body of Samaraenergo JSC;
- 443099, Leningradskaya st. 27, Samara – Samaraenergo JSC;
- 105082, Bolshaya Pochtovaya st. 34-8, Moscow – "CMD" JSC;
- 443080, 4th passage 57, liter Б, Б1, of.508, Samara – Samara submittal of "CMD" JSC.

While the results of the voting are determined the bulletins are taken into account if got not later than 2 days before the date of Annual General Meeting of Shareholders of Samaraenergo: not later that **April 25, 2008.**

The shareholders of Samaraenergo can get acquainted with the information for the Annual General Meeting of Shareholders of Samaraenergo JSC from **April 8, 2008** till **April 28, 2008** on the working days from 10:00 a.m. till 5:00 p.m. on the following addresses:

- 443100, Mayakovsky st. 15, Samara – Executive Body of Samaraenergo JSC;
- 443099, Leningradskaya st. 27, Samara – Samaraenergo JSC;
- 105082, Bolshaya Pochtovaya st. 34-8, Moscow – "CMD" JSC;
- 443080, 4th passage 57, liter Б, Б1, of.508, Samara – Samara submittal of "CMD" JSC.

as well as on the day of the meeting April 28,2008 at the place of Annual General Meeting of Shareholders of Samaraenergo holding.

The list of persons are entitled to participate in Annual General Meeting of Shareholders of Samaraenergo is made according to the Register of the shareholders of Samaraenergo JSC d/d **March 14, 2008.**

Information telephone:
In Samara: +7(846) 279-69-40 – Samaraenergo JSC, Corporative Sector,
+7(846) 267-34-41, 267-34-42 – Samara submittal of "CMD" JSC;
in Moscow: +7(495) 221-13-33, 221-13-34 – "CMD" JSC.

END

Board of Directors
Samaraenergo JSC